Exhibit 99.3
FINANCIAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2008 19 February 2009 Dan Dienst, Group CEO Rob Larry, Group CFO Sims Metal Management Limited ASX Code: SGM NYSE Code: SMS

Disclaimer This presentation for Sims Metal Management Limited ('Sims" or the "Company") is designed to provide a high level overview of aspects of the operations of Sims. The material set out in the presentation is current as of 19 February 2009. The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims or the likelihood that the assumptions, estimates or outcomes will be achieved. While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. The Company, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation. You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Highlights Sales revenue of $5.58 billion up 104% on HY08 EBITDA of $254.1 million up 3% on HY08 Net income of $93.6 million before non-cash goodwill impairment charge (loss of $79.4 million after charges), in line with previous guidance after taking into account: Recently announced charge for impairment of goodwill of $173.0 million (pre tax and after tax) $116 million of inventory adjustments to net realisable value $42 million of charges related to non-ferrous contract renegotiations Loss per share of 43.9 cents in HY09, again after taking into account the non- cash goodwill impairment and other charges Net debt of $54 million, less than 2% of total capital Interim dividend per share of 28 cents (100% franked) down from 55 cents per share for HY08 Record date for payment of dividend set at 20 March 2009 Payment date set for 9 April 2009

Financial Overview

Sales Revenue by Region $m HY09 HY08 Change (%) North America 4,231.2 1,370.1 209 Australasia 683.7 807.9 (15) Europe 660.9 549.1 20 Total 5,575.8 2,727.1 104% North America revenues up 209% on HY08 due to the merger with Metal Management Europe revenues up 20% on HY08 North America Australasia Europe HY 2009 4231.2 683.7 660.9 North America Australasia Europe HY 2008 1370.1 807.9 549.1

EBIT by Region (pre-goodwill impairment) North America EBIT in HY09 includes $69 million of inventory adjustments and $22 million of non-ferrous contract renegotiations Australasia EBIT in HY09 includes $7 million of inventory adjustments and $10 million of non-ferrous contract renegotiations Europe EBIT in HY09 includes $40 million of inventory adjustments and $10 million of non-ferrous contract renegotiations $m HY09 HY08 Change (%) North America 186.5 111.0 68 Australasia 27.3 69.3 (61) Europe (41.5) 27.6 (250) Total 172.3 207.9 (17) North America Australasia Europe HY 2008 111 69.3 27.6 HY 2009 186.5 27.3 -41.5

EBIT By Product (pre-corporate costs and goodwill impairment) Ferrous impacted by inventory adjustments to net realisable value Non ferrous impacted by contract renegotiations and inventory adjustments Strong contribution from SA Recycling joint venture $m HY09 HY08 Change (%) Ferrous Trading (incl. NFSR) 220.5 89.3 147 Ferrous Brokerage 27.6 9.9 179 Non Ferrous Trading (42.5) 37.1 (215) Non Ferrous Brokerage (incl. stainless) 6.6 15.8 (59) Joint Ventures / Manufacturing 68.2 13.8 395 Recycling Solutions (12.6) 43.1 (129) Fe Trading Fe Brokerage NF Trading NF Brokerage Joint Ventures / Manuf. Recycling Solutions HY 2008 89.3 9.9 37.1 15.8 13.8 43.1 HY 2009 220.5 27.6 -42.5 6.6 68.2 -12.6

Intake Volumes Ferrous Shredded (incl. NFSR) Other Processed Ferrous Ferrous Brokerage NF Trading/Brokerage Other HY 2009 2525.3 1981 1779.1 235 28 Ferrous Shredded incl. NFSR Other Processed Ferrous Ferrous Brokerage NF Trading/Brokerage Other HY 2008 1867.3 1049.3 1410.5 189.9 53.7 ^ Growth in HY09 due to merger with Metal Management

Sales Volumes Ferrous Shredded (incl. NFSR) Other Processed Ferrous Ferrous Brokerage NF Trading/Brokerage Other HY 2009 2688.7 2172.9 1971.5 239.7 78 Ferrous Shredded incl. NFSR Other Processed Ferrous Ferrous Brokerage NF Trading/Brokerage Other HY 2008 1988.3 972.7 1444.4 180 113.3 ^ Growth in HY09 due to merger with Metal Management

Group Income Statement

Group Balance Sheet * Restated for impact of accounting policy change relating to the valuation of land, buildings and leasehold improvements and the reclassification of outstanding cheques from Non-current Borrowings to Current Liabilities

Group Cash Flow

North America Regional Results

Australasia Regional Results

Europe Regional Results